FEB-18-2002 13:43 INTERNATIONAL GOLD GROUP P.01/03

02015212

F

FORM 55-102F5 12g-82-2131

INSIDER REPORT

(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CANALASKA VENTURES LTD

BOX 2. INSIDER DATA

Relationship(s) to reporting issuer: 5

Date of last report filed: 29/01/02

Change in relationship from last report: ☐ Yes ☒ No

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

Family name or corporate name: DOWNING

Given names: TARYN RAE

No. Street: 1104 PREMIER STREET

City: NORTH VANCOUVER

Prov.: BC Postal code: N7J 2H3

Business telephone number: 604-988-1870

Business fax number: 604-985-6550

Change in name, address or telephone number from last report: ☐ Yes ☒ No

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ Alberta ☒ British Columbia ☐ Federal ☐ Manitoba ☐ Newfoundland ☐ Nova Scotia ☒ Ontario ☐ Quebec ☐ Saskatchewan ☐ United States ☐ Nasdaq ☒ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (if initial report, complete sections A, C, E and F only. See also instructions to Box 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Date	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership, control or direction	(F) Identify the registered holder where ownership is indirect
Options	138200							138200	D	
Common	100000							100000	D	
Warrants	132000	14/02/02	51		20000	0		112000	D	
Common	250							250	I	533777 BC
Warrants	25000	14/02/02	71		25000	0		0	I	

BOX 6. REMARKS

I own 100% of 533777 BC Ltd.

Attachment: ☐ Yes ☒ No

This form is used as a uniform report for the insider reporting requirements under all provincial securities acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. The terminology used is generic to accommodate the various Acts.

Correspondence: ☒ English ☐ French

Keep a copy for your file

FIN 55-102F5 Rev. 2001/12/11

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

Name (block letters): TARYN DOWNING

Signature: [signature]

Date of the report: 15/02/02

IC FORM 55-901F (Previously Form 36)

NSIDER REPORT

See instructions on the back of this report

Notice — Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. All information contained in this form will be made available to the public. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CANALASKA VENTURES LTD.

129 82 - 2131

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 04 02 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY / MONTH / YEAR

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BARR

GIVEN NAMES: HARRY

NO. / STREET / APT: 2303 WEST 41ST STREET

CITY: VANCOUVER

PROV: B.C. POSTAL CODE: V6M 2A3

BUSINESS TELEPHONE NUMBER: 604 - 696 - 1810

BUSINESS FAX NUMBER: 604 - 685 - 1845

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ NEWFOUNDLAND
☒ BRITISH COLUMBIA ☐ NOVA SCOTIA
☐ FEDERAL ☒ ONTARIO
☐ BANK ACT ☐ QUEBEC
☐ CCAA ☐ SASKATCHEWAN
☐ ICA ☐ UNITED STATES
☐ BCA ☐ NASDAQ
☐ CBCA ☒ SEC
☐ MANITOBA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	684900							684900	0	
Warrants	583000	05 02 02	51		52000	0		630000	0	
		14 02 02	51		50000	0		580000	0	
Private Options	(200000)							(200000)	I	See Remarks
Options	873365							873365	I	293020 BC Ltd
Common	1062921							1062921	I	See Remarks
Warrants	2231341	05 02 02	51		330083	0		732838	I	See Remarks
		14 02 02	51		392500	0		1508758	I	See Remarks

BOX 6. REMARKS

Of the 1508758 Warrants: CanGravity - 586313, 293020 BC - 922445

Of the 1062921 indirect Common: CanGravity - 609591, 293020 BC - 453330

Of the (200000) Private options: CanGravity - (30000), 293020 BC - (170000)

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HARRY BARR

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 18 02 02

FIN 55-901F Rev. 2001 / 11 / 19 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE